Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Home Food, Inc
11211 Allen Station Drive Ste E
Mint Hill, NC 28227
Blanketps.com

Up to $1,234,990.00 in Common Stock at $5.00
Minimum Target Amount: $15,000.00

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Home Food, Inc
Address: 11211 Allen Station Drive Ste E, Mint Hill, NC 28227
State of Incorporation: NC
Date Incorporated: June 23, 2017

Terms:

Equity

Offering Minimum: $15,000.00 | 3,000 shares of Common Stock
Offering Maximum: $1,234,990.00 | 246,998 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering Contain a Voting Proxy

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Combo/Avid Investor Perk

Early Bronze- Invest $300+ within the first two weeks and receive 5% bonus shares

Early Silver- Invest $1,000+ within the first two weeks and receive 7% bonus shares

Early Gold- Invest $2,500+ within the first two weeks and receive 10% bonus shares

Early Platinum- Invest $5,000+ within the first two weeks and receive 12% bonus shares

Early Diamond- Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive Thank you letter from the owners + Custom T-shirt

Tier 2 Perk — Invest $1000+ and receive Thank you letter + Blanket Promo box and Custom T-shirt

Tier 3 Perk — Invest $5,000+ and receive Thank you letter + Blanket Promo box and Custom T-shirt + 3% bonus shares

Tier 4 Perk — Invest $10,000+ and receive Thank you letter + Blanket Promo box, Custom T-shirt + 25% off Blanket Products for six months +Video Meeting with the Founders + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive Thank you letter + Blanket Promo box , Custom T-shirt, Free Bundle pack of Blanket Products for six months, + Video Meeting with the Founders + Swag Bag + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive Thank you letter + Blanket Promo box , Custom T-shirt, Free Bundle pack of Blanket Products for 1 year, + Brunch with the Founders + Swag Bag + 15% bonus shares

*Investor is responsible for all travel to and from location to event and location.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Blanket Pancakes and Syrup will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300 shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Home Food, Inc. is a C-Corp organized under the laws of the state of North Carolina. Home Food, Inc. was previously organized as an LLC as Home Food, LLC but has since converted in March 2023. Home Food, Inc. is a company that specializes in crafting and delivering premium organic food products. The Company's business model consists of a direct-to-consumer sales approach, with a primary focus on health-conscious individuals seeking high-quality, sustainable food options. Our diverse range of organic products, including fresh produce, pantry staples, and prepared meals, are distributed across various states in the U.S. and through online platforms.

We believe the Company stands out for several reasons. First, we operate in a growing market, with increasing consumer demand for organic and sustainable food options. Second, our unique selling position lies in our commitment to providing top-notch, locally sourced organic products, setting us apart from competitors. Third, our robust distribution network ensures widespread availability, both through traditional brick-and-mortar stores, such as health food markets and specialty stores, and through our efficient online direct-to-consumer channels.

In just 2 years, from 2021 to 2023, my wife and I have grown our brand from 4 stores in Charlotte to around 3,000 of the country's top retailers—including Costco, Walmart, and Food Lion. We've helped thousands of families snuggle up to a feel-good breakfast free from artificial ingredients, preservatives, GMOs, and high fructose corn syrup.

Competitors and Industry

Industry:

The global organic food and beverages market size was estimated at USD 208.19 billion in 2022 and is expected to reach USD 231.52 billion in 2023.

https://www.grandviewresearch.com/industry-analysis/organic-foods-beverages-market#:~:text=b.-,The%20global%20organic%20food%20and%20beverages%20market%20size%20was%20estimated,USD%20231.52%20billion%20in%202023

Competition:

Within the organic food market, Blanket Pancakes & Syrup faces competition from major players such as Birch Benders, the industry leader and the Company's primary rival in the organic food sector. Additionally, Aunt Jemima holds a significant market share, particularly in the traditional pancake and syrup market. Other direct competitors of similar size and development include Krusteaz and Simple Mills. Publicly available data indicates that Birch Benders is currently valued at $44M. Despite the current competitive landscape, Blanket Pancakes & Syrup stands out in the organic food industry by addressing a specific niche. Its unique approach, featuring a compelling family story, rapid sales growth exceeding $1M in 2023, and extensive distribution in major retailers like Walmart, Costco, Meijer, Food Lion, Giant Foods, Hannaford, etc., sets the company apart from competitors, solidifying its position as a distinctive and competitive force in the market.

Despite the current competitive landscape, Blanket Pancakes & Syrup stands out in the organic food industry by addressing a specific niche. Its unique approach, featuring a compelling family story, rapid sales growth exceeding $1M in 2023, and extensive distribution in major retailers like Walmart, Costco, Meijer, Food Lion, Giant Foods, Hannaford, etc., sets the company apart from competitors, solidifying its position as a distinctive and competitive force in the market.

Current Stage and Roadmap

Current Stage:

The Company has successfully positioned itself in the market with its flagship product, Blanket Pancakes & Syrup, which is currently available and generating sales. The unique blend of a compelling family story, rapid sales growth exceeding $1M in 2023, and extensive distribution in major retailers like Walmart, Costco, Meijer, Food Lion, Giant Foods, Hannaford, etc., solidifies its presence in the organic food sector.

Future Roadmap:

Looking ahead, the Company is strategically focused on expanding its market share and establishing a broader presence in the organic food industry. Over the next 12 months, the Company plans to launch several new product lines, expanding beyond its flagship product. This includes the introduction of innovative pancake mixes and syrups, tapping into emerging trends within the health-conscious consumer market. Additionally, efforts will be directed toward further growing the distribution network and investing in research and development for future products. The Company envisions a trajectory of sustained growth and innovation, aiming to solidify its position as a key player in the organic food industry.

The Team

Officers and Directors

Name: Marquita Michelle Carter

Marquita Michelle Carter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, COO, Vice President & Treasurer
  Dates of Service: July, 2017 - Present
  Responsibilities: Marquita is the Chief Executive Officer. She's the visionary and manages product innovation. She leads Product Development, Customer Relations, Marketing and Sales. Salary: $60K

Name: Deven Alexander Carter

Deven Alexander Carter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board, President, Secretary
  Dates of Service: July, 2017 - Present
  Responsibilities: In my role, I focus on production, distribution, and quality control. I am also involved in sales and oversee account management. Salary: $60K

Other business experience in the past three years:

- Employer: Allstate Insurance Company
  Title: Data Analytics Consultant- External Data Strategy
  Dates of Service: June, 2010 - October, 2020
  Responsibilities: Served as a Liaison for the enterprise with external data vendors. my role focused on purchasing data, negotiation contracts and indexing data sources while working with multiple stakeholders to optimize external data spend.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you

may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by

us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related

to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Saturation
The pancake mix and syrup market may become saturated, leading to increased competition and potential challenges in maintaining market share.

Ingredient Sourcing and Supply Chain
Dependence on specific suppliers for all-natural ingredients poses a risk in case of supply chain disruptions, affecting production and leading to potential shortages.

Consumer Trends
Rapid shifts in consumer preferences or health trends could impact demand for all-natural products, affecting sales and market positioning.

Regulatory Compliance
Changes in food safety regulations or labeling requirements may necessitate adjustments in production processes, potentially impacting costs and operations.

Brand Perception
Negative publicity, reviews, or a product recall could harm the brand image and consumer trust, impacting sales and market presence.

Revenue Concentration
Heavy reliance on a few major retailers for a significant portion of revenue may expose the business to financial risk if these relationships are disrupted.

Cost Fluctuations
Volatility in the cost of natural ingredients, transportation, or other operational expenses may affect profit margins.

Production Capacity
Inability to scale production to meet increasing demand or disruptions in production processes could impact product availability.

Distribution Challenges
Issues in the distribution network or partnerships may result in delayed deliveries or stockouts, negatively affecting customer satisfaction.

Economic Downturn
Economic recessions or downturns may impact consumer spending habits, affecting demand for premium-priced all-natural products.

Pandemic and Health Crises
External health crises, similar to the impact of the COVID-19 pandemic, may disrupt supply chains, production, and consumer behavior.

Competitive Landscape
Intensified competition from established brands or new entrants in the all-natural food sector could challenge market positioning.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Marquita Michelle Carter	880,000	Common Stock	40.0%
Deven Alexander Carter	660,000	Common Stock	30.0%
Serdar Amasya	660,000	Common Stock	30.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 246,998 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 2,200,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which contain a voting proxy.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $185,000.00
  Number of Securities Sold: 1,500
  Use of proceeds: Operational costs & startup funds.
  Date: September 23, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $336,911 compared to $289,592 in fiscal year 2022.

Revenue decreased due to a large order we received at the end of 2022 and the sale was realized in 2023

Cost of sales

Cost of Sales for fiscal year 2021 was $11,900 compared to $209,702 in fiscal year 2022.

Cost of Sales increased significantly due to a large order we received at the end of 2022 and the sale was realized in 2023

Gross margins

Gross margins for fiscal year 2021 were $325,011 compared to $79,889 in fiscal year 2022.

2022 was our investment year to bring in funds so that we had the capacity to fulfill our orders.

Expenses

Expenses for fiscal year 2021 were $79,324 compared to $232,474 in fiscal year 2022.

In 2022, our focus was on securing investments to bolster our financial resources, ensuring that we had the capability to meet all our order requirements.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to expand and grow and focussing on e-Commerce sales. Past cash was primarily generated through sales; equity investments. Our goal is to persist in expanding and advancing, with a particular emphasis on boosting e-Commerce sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2023, the Company has capital resources available in the form of cash on hand estimated at $70,000 (not including outstanding invoices) & also future sources of capital from an additional investor.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We would not shut down if we do not secure funding from StartEngine raise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months This is based on a current monthly burn rate of $20,000 for expenses related to inventory & marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years This would be based on a monthly burn rate of $40,000 for expenses related to growing the company, branding, & becoming more visible in the marketplace.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including potential future raises.

Indebtedness

- Creditor: Natural Capital Investment Fund, Inc.
  Amount Owed: $105,000.00
  Interest Rate: 4.0%
  Maturity Date: February 15, 2027

- Creditor: Thread Capital Loan
  Amount Owed: $50,000.00
  Interest Rate: 12.99%
  Maturity Date: November 01, 2022

- Creditor: PPP loan
  Amount Owed: $11,920.00
  Interest Rate: 1.0%
  Maturity Date: April 22, 2023

- Creditor: Self Help CU Loan
  Amount Owed: $250,000.00
  Interest Rate: 9.75%
  Maturity Date: September 01, 2028

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,000,000.00

Valuation Details:

The company determined its pre-money valuation by analyzing future revenue projections, an EBITDA multiple, and comparable companies. Please review our forward-looking information statement below and our risk factors section about risks associated with forward-looking information.

Revenue & Net Income Analysis

In FY 2022, the company achieved $289,592.00 in revenue (please review our financial information in this offering for more details).

As of August 30, 2023, the company has achieved $1,064,895.00 in total sales, please note these financials have yet to be reviewed by an independent CPA. This is a growth increase of 368% since 2022.

Based on this growth, the company forecasted revenue and associated costs for the 2023 - 2025 fiscal years and then used our projected 2025 revenue as a basis for our current valuation as the company has already taken certain necessary steps to achieve and develop that revenue growth. The company currently projects to achieve approximately $4.5M in revenue in FY 2025. We project volume to grow from approximately 608 units to around 1.3 million units. The Gross Margin is expected to rise from about $460,000 to roughly $1.59 million by 2025, while Net Income is forecasted to increase 6.05 times, from around $203,000 to approximately $1.3 million. We expect our Costs of Goods Sold in 2024 to be approximately $2M and in 2025 to be approximately 3.1M. This number can vary as it relates to how many units are sold which can fluctuate seasonally.

To achieve this revenue, our focus for 2024 is our price point in the overall marketplace and our expansion into new stores and regions. Currently, our business has focused on private label clients and then our personal branded products. We plan in 2024 to focus more on our personal branded products vs. private label clients. Achieving this revenue will require us to have a successful fundraising campaign or our growth may be slower.

EBITDA Multiple

In projecting our 2025 net income at $1,257,232 for 2025 and applying the Equidam EBITDA food processing multiple of 10.53, we arrive at a valuation of $13,238,653.

Our current valuation stands at $11M which we find to be reasonable taking into all the factors above including (1) our 368% growth in total sales from $289,592 in FY 2022 to $1,064,895 as of August 2023 (2) a projected revenue of approximately $4.5M in FY 2025 (3) a new focus for 2024 involving optimizing market prices, expanding into new areas, and shifting emphasis to person branded product.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one current class of stock, common stock; (ii) there are no outstanding stock option pools, warrants, or other convertible securities.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,990.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's product in preparation of expansion.

- Company Employment
  28.5%
  We will use 28.5% of the funds to hire key personnel for daily operations, including the following roles: Marketing/Branding/Advertising, Account management roles, Distribution Expert, Key Managers, wages to be commensurate with training, experience and position.

- Working Capital
  40.0%
  We will use 40% of the funds for working capital to cover expenses for the initial launch, product expansion, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Blanketps.com (http://homefoodline.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/homefood

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Home Food, Inc

[See attached]

HOME FOOD, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Home Food, LLC
Mint Hill, North Carolina

We have reviewed the accompanying financial statements of Home Food, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 10, 2023
Los Angeles, California

HOME FOOD LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	79,208	$	253,598
Acccounts Receivable, net		583		-
Inventory		123,026		36,974
Total current assets		**202,817**		**290,571**
Security Deposit		3,850		3,850
Right-of-Use Asset		116,034		-
Total assets	$	**322,701**	$	**294,421**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	118,977	$	51,761
Other Current Liabilities		-		398
Total current liabilities		**118,977**		**52,159**
Promissory Notes and Loans		294,698		11,920
Lease Liability		116,034		-
Total liabilities		**529,709**		**64,079**
MEMBERS' EQUITY				
Members' Equity		(207,008)		230,342
Total Members' Equity		**(207,008)**		**230,342**
Total Liabilities and Members' Equity	$	**322,701**	$	**294,421**

See accompanying notes to financial statements.

HOME FOOD LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	289,592	$	336,911
Cost of Goods Sold		209,702		11,900
Gross profit		79,889		325,011
Operating expenses				
General and Administrative		185,428		66,351
Sales and Marketing		47,046		12,973
Total operating expenses		232,474		79,324
Operating Income/(Loss)		(152,585)		245,688
Interest Expense		31,697		1,518
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(184,282)		244,170
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(184,282)	$	244,170

See accompanying notes to financial statements.

3

(in , $US)	Members' Equity
Balance—December 31, 2020	$ 3,025
Capital Contribution	18,147
Capital Distribution	(35,000)
Net income/(loss)	244,170
Balance—December 31, 2021	$ 230,342
Capital Distribution	(253,068)
Net income/(loss)	(184,282)
Balance—December 31, 2022	$ (207,008)

See accompanying notes to financial statements.

HOME FOOD LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(184,282)	$	244,170
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(583)		
Inventory		(86,053)		(36,974)
Other Current Liabilities		(398)		(2)
Security Deposit		-		(3,850)
Net cash provided/(used) by operating activities		**(271,316)**		**203,344**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		18,147
Capital Distribution		(253,068)		(35,000)
Borrowing on Promissory Notes and Loans		349,995		63,681
Net cash provided/(used) by financing activities		**96,926**		**46,828**
Change in cash		(174,390)		250,172
Cash—beginning of year		253,598		3,426
Cash—end of year	**$**	**79,208**	**$**	**253,598**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	31,697	$	1,518
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Home Food, LLC was formed on June 23, 2017 in the state of North Carolina. The financial statements of Home Food, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mint Hill, North Carolina.

Home Food is an all-natural food manufacturing company. We sell dry baking mixes and flavored syrup in a blend of branded products and through private labeling. Our Brand-named products are Blanket Pancakes and Syrup and are currently sold through retail grocery chain and online in ecommerce platforms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $2,886, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using a FIFI (first-in-first out) method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products, Blanket Pancakes and Syrup.

Cost of sales

Costs of goods sold include the cost of manufacturing, packaging, supplies and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $47,046 and $12,973, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update January 1, 2022	
Assets								
Right of use asset, net	$	-	$	123,073	$	123,073	$	123,073
Liabilities								
Current portion of lease obligation		-		29,241		29,241	$	29,241
Lease obligation		-		93,832		93,832	$	93,832
Deferred rent current		-		-		-	$	-
Deferred rent non-current		-		-		-	$	-
Equity								
Retained Earnings		-		-		-	$	-
Total	$	-	$	0	$	0	$	0

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Raw materials	$ 44,513	
Bobbes Bottling	11,694	
Finished goods	66,819	36,974
Total Inventory	$ 123,026	$ 36,974

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2022	2021
Other Current liabilities	$ -	$ 398
Total Other Current Liabilities	$ -	$ 398

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Marquita Carter	51.0%
Deven Carter	49.0%
TOTAL	100.0%

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement- Natural Capital Investment Fund, Inc.	$ 105,000	4.00%	2/9/2022	2/15/2027	$ 4,200 $	4,200 $	- $	104,298 $	108,498	$ - $	- $	- $	- $	-
Thread Capital Loan	$ 50,000	12.99%	9/30/2021	11/1/2022	$ 6,495 $	8,132 $	51,857 $	- $	59,990	$ 1,637 $	1,637 $	51,761 $	- $	53,398
PPP loan	$ 11,920	1.00%	4/22/2021	4/22/2023	$ 202 $	202 $	11,920 $	- $	12,122	$ - $	- $	- $	11,920 $	11,920
Self Help CU Loan	$ 250,000	9.75%	5/10/2022	9/1/2028	$ 15,693 $	15,693 $	166,667 $	78,933 $	261,293	$ - $	- $	- $	- $	-
Total					$ 26,590 $	28,227 $	230,444 $	183,231 $	441,903	$ 1,637 $	1,637 $	51,761 $	11,920 $	65,318

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 118,977
2024	55,200
2025	55,200
2026	55,200
Thereafter	129,098
Total	$ 413,676

Lease

On May 6, 2021, the Company entered into a lease agreement with Berkshire Partners #19, LLC to rent business premises. The lease expires sixty-one months from the commencement date (June 1, 2021). Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 143,171
Additions	$ -
Lease payments	(27,137)
Balance at end of period	$ 116,034

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 29,978
2024	33,118
2025	36,585
2026	16,352
2027	
Thereafter	-
Total	$ 116,034

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 10, 2023, which is the date the financial statements were available to be issued.

On March 27, 2023, the Company converted from a LLC into a Corporation in the state of North Carolina. The Company is authorized to issue 10,000 shares of Common Stock. On October 10, 2023, 10,000 shares were issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $152,585, an operating cash flow loss of $271,316, and liquid assets in cash of $79,208, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

MARQUITA:

Do you hear that? That's the sound of crispy, golden brown honey butter waffles. The sweet aroma of fluffy chocolate chip pancakes. And the ooey-gooey-ness of syrup made from real french vanilla beans. We're making breakfast drool-worthy with wholesome, natural ingredients that feel good from the inside out.

We're Blanket Pancakes & Syrup, AKA the Carters!

DEVEN:

In just 2 years, from 2021 to 2023, my wife and I have grown our brand from 4 stores in the Charlotte region to around 3,000 of the country's top retailers—including Costco, Walmart, and Food Lion. We've helped thousands of families snuggle up to a feel-good breakfast free from harmful ingredients, preservatives, GMOs, and high fructose corn syrup.

Breakfast foods are a large market projected to grow from $195B to over $236B by 2028. That demand is dominated by North America, driven by health-conscious consumers who favor nutritious, convenient, and satisfying breakfast options.

MARQUITA:

We want to tap into that opportunity with a Carter family ritual that brings us together at any time of day.

But it all started with some scary news when I was pregnant with my son Nathan. I had two options: improve my diet or go on medication.

It was a decision that took a heartbeat to make. But I quickly learned that the "healthy" versions of our favorite breakfast staples either tasted like cardboard or were not nutritious at all! I was a mama on a mission to create something better for my family. I took real, feel-good ingredients like unbleached wheat flour, and natural syrups that contain no high fructose corn syrup.

TESTIMONIAL 1:

"I've had every single flavor, I'm not gonna lie, my pantry is stocked with every single syrup, every single mix"

TESTIMONIAL 2:

"Making pancakes on the weekend is a ritual in our family, every weekend we make pancakes"

TESTIMONIAL 3:

"We're looking for products that we can make quickly but also taste really good."

TESTIMONIAL 4:

"And I can safely say that this is delicious and the best that I have found."

SAMPLE TESTIMONIAL 3:

"Wait, that's not from scratch?"

TESTIMONIAL 1:

"I can't believe it's from a package, like my goodness it's really really good."

DEVEN:

Marquita brings the culinary vision and I bring Fortune 100 consulting experience. Together, we built our company on 3 simple promises that cut through gimmicks and fads:

To always use wholesome ingredients

We want to make our products accessible to everyone

And to empower the next generation by making healthier food choices.

Marquita and I have accomplished a lot with just the two of us. But we are confident we can turn up the heat on our success with the support of this community. We're raising funds on StartEngine to hire a team, expand, and deliver more smiles across America.

MARQUITA:

That's where you come in. The griddle's on and we're cooking up a fresh take on wholesome goodness. Come get it while it's hot! Invest today.

Opportunity Video:

Blanket is quick and easy - I absolutely love cooking honey butter pancakes on a day that my kids have to go to school; it's so quick and easy. Just add water, pour, flip, done.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.